FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

06018912

22 NOV 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

SUPPL

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21 November 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

RECEIVED
2006 DEC -4 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dlw 12/4

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINANCIAL AND OPERATIONAL REVIEW
2006 THIRD QUARTER

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the 2006 third quarter was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the third quarter and nine months ended 30 September 2006.

FINANCIAL HIGHLIGHTS

	Three months ended 30 September 2006 (Unaudited)	Three months ended 30 September 2005 (Unaudited & Restated)[1]	Nine months ended 30 September 2006 (Unaudited)	Nine months ended 30 September 2005 (Unaudited & Restated)[1]
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**17,987,437**	14,200,877	**49,568,159**	39,557,237
Profit attributable to shareholders of the Company	**629,775**	605,151	**1,895,268**	1,867,511
Basic earnings per share	**N/A**	N/A	**HK$0.82**	HK$0.86
Diluted earnings per share	**N/A**	N/A	**HK$0.80**	HK$0.84

	At 30 September 2006 (Unaudited)	At 31 December 2005 (Unaudited & Restated)[1]
	HK$'000	*HK$'000*
Equity attributable to shareholders of the Company	**20,452,034**	18,196,448
Minority interests	**5,407,384**	4,746,888
Total equity	**25,859,418**	22,943,336
Consolidated net borrowings	**675,144**	3,282,079
Gearing ratio[2]	**2.6%**	14.3%
Current ratio	**1.21**	1.12
Net assets per share: book value	**HK$8.74**	HK$8.15

ANALYSIS OF TURNOVER AND PROFIT BY SEGMENT

Turnover				Profit attributable to shareholders of the Company ("PAS")				PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments			
Three months ended 30 September		Nine months ended 30 September		Three months ended 30 September		Nine months ended 30 September		Three months ended 30 September		Nine months ended 30 September *(Note 3)*	
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Diluted earnings per share	N/A	N/A	HK$0.80	HK$0.84	Net assets per share: book value	HK$8.74	HK$8.15

ANALYSIS OF TURNOVER AND PROFIT BY SEGMENT

	Turnover				Profit attributable to shareholders of the Company ("PAS")				PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments			
	Three months ended 30 September		Nine months ended 30 September		Three months ended 30 September		Nine months ended 30 September		Three months ended 30 September		Nine months ended 30 September (Note 3)	
	2006 (Unaudited)	2005 (Unaudited & Restated)[1]	2006 (Unaudited)	2005 (Unaudited & Restated)[1]	2006 (Unaudited)	2005 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Core Businesses												
– Retail	4,992,624	4,020,182	14,902,644	11,950,519	29,055	1,966	176,381	106,899	21,135	1,966	168,461	106,899
– Beverage	3,319,454	2,437,663	7,664,075	5,641,936	150,839	130,392	226,251	190,284	150,839	130,392	226,251	190,284
– Food Processing and Distribution	1,628,537	1,403,883	4,517,242	4,240,122	121,391	87,856	335,045	334,623	121,391	87,856	335,045	275,193
– Textile	1,203,264	1,105,907	3,329,508	3,164,528	13,366	25,210	54,356	80,869	12,805	25,210	53,539	79,828
– Investment Property	88,321	76,815	259,606	223,838	81,409	145,682	561,619	574,906	49,526	47,154	163,423	137,431
Subtotal	11,232,200	9,044,450	30,673,075	25,220,943	396,060	391,106	1,353,652	1,287,581	355,696	292,578	946,719	789,635
Other Businesses												
– Petroleum and Related Products Distribution	6,792,220	5,218,472	19,043,886	14,507,252	170,119	168,488	386,915	470,520	170,119	168,488	386,915	385,518
– Investments and Others	–	–	–	–	116,695	109,053	308,221	277,296	116,695	109,053	308,221	277,296
Subtotal	6,792,220	5,218,472	19,043,886	14,507,252	286,814	277,541	695,136	747,816	286,814	277,541	695,136	662,814
	18,024,420	14,262,922	49,716,961	39,728,195	682,874	668,647	2,048,788	2,035,397	642,510	570,119	1,641,855	1,452,449
Elimination of inter-segment transactions	(36,983)	(62,045)	(148,802)	(170,958)	–	–	–	–	–	–	–	–
Net corporate interest and expenses	–	–	–	–	(53,099)	(63,496)	(153,520)	(167,886)	(53,099)	(63,496)	(153,520)	(167,886)
Total	17,987,437	14,200,877	49,568,159	39,557,237	629,775	605,151	1,895,268	1,867,511	589,411	506,623	1,488,335	1,284,563

Notes:

1. The Group has changed its accounting policy on jointly controlled entities to proportionate consolidation for the financial period commencing from 1 January 2006. The new accounting policy has been applied retrospectively and certain 2005 comparative figures are restated accordingly. However, the change in accounting policy would not have any impact on the consolidated net assets as at 31 December 2005 and the consolidated net profit for the nine months ended 30 September 2005.

2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

3. The following effect of investment property revaluation and major disposal of non-core assets/investment has been excluded in the year-to-date results:

   – Net gain on disposal of an associated company amounting to approximately HK$59 million has been excluded in the 2005 results of the Food Processing and Distribution division;

   – Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of HK$398 million (2005: HK$437 million) have been excluded in the results of the Investment Property division; and

   – Net gain on disposal of an investment amounting to HK$85 million has been excluded in the 2005 results of the Petroleum and Related Products Distribution division.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

MANAGEMENT DISCUSSION AND ANALYSIS
REVIEW OF OPERATIONS

The Group's unaudited consolidated turnover for the third quarter and the first nine months of 2006 amounted to approximately HK$17,987.4 million and HK$49,568.2 million respectively, representing an increase of 26.7% and 25.3% over that of 2005. The Group's unaudited consolidated profit attributable to the Company's shareholders for the third quarter of 2006 amounted to HK$629.8 million, an increase of 4.1% over that of 2005; whilst that for the first nine months amounted to HK$1,895.3 million, an increase of 1.5% over the corresponding period in 2005. Excluding the after-tax effect of revaluation of investment properties and major disposals, which led to an aggregate gain of HK$406.9 million in the first nine months of 2006 and HK$582.9 million in the same period of 2005, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders increased by 15.9% for the first nine months of 2006. The underlying unaudited consolidated profit attributable to the Company's shareholders also increased by 16.3% for the third quarter under review.

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The Group's retail division has showed strong performance in the third quarter and the first nine months of 2006, underpinned by sustained organic growth in the supermarket operation and further boosted by the newly acquired China Resources Cikelong (Zhejiang) Supermarket Co. Ltd ("Zhejiang Cikelong") 浙江華潤慈客隆超市有限公司 in late 2005. Turnover for the third quarter and the first nine months of the year amounted to HK$4,992.6 million and HK$14,902.6 million respectively, representing an increase of 24.2% and 24.7% over the same periods in 2005. Attributable profit for the third quarter and the first nine months of the year amounted to HK$29.0 million and HK$176.4 million respectively, representing an increase of 13.8 times and 65.0% over the same periods in 2005.

Strong economic growth has raised individual income levels in the urban and suburban areas. Increasing domestic consumption drove up local consumer goods retail sales, and the Group's consumer businesses have benefited as a whole.

In Hong Kong, overall market sentiment remained positive due to buoyant export trade in the third quarter of 2006. The general increase in household income and continuous improvement in the local job market gave rise to a distinct pick up of local consumption expenditure. Market outlook of the local retail industry is encouraging with steady growth.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the third quarter and the first nine months of 2006 amounted to HK$4,448.5 million and HK$13,308.4 million respectively, representing an increase of 26.6% and 27.5% over that of 2005. Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$13.8 million and HK$132.5 million respectively, compared to a loss of HK$2.2 million and a profit of HK$57.6 million for the corresponding periods in 2005.

The division's regional growth strategies delivered promising results in the first nine months of 2006. Good progress was made on key fronts through new store openings, line-up with franchised stores and acquisitions. Continuous expansion in retail networks helped achieve expansion of market share in target regions. As at the end of September 2006, the Group operated a total of approximately 2,300 stores in Hong Kong, Eastern and Central, Southern and Northern regions in the Chinese Mainland, of which 44% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 54.4%, 26.7%, 13.1% and 5.8% of the division's turnover for the first nine months of the year.

Turnover growth in the first nine months of 2006 was mainly driven by rapid store openings together with an overall same store growth of 6.3%, in particular a 7.5% increase was recorded for the Chinese Mainland. Enhancement in procurement conditions was the result of an increasingly centralized purchase system from improved retail networks, which also strengthened the bargaining power in negotiations with suppliers. The increase in payments from suppliers, which included incentives, store display and promotion income, further improved the overall operating results. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first nine months of the year amounted to HK$590.6 million, representing a 33.3% growth over that of 2005.

The Eastern and Central China operation continued to enrich its highly diversified product mix to make it more appealing to local customers. Improved operational logistics substantially reduced stock-out rates and therefore became more responsive to rapid market changes. A satisfactory same store growth of 7.5% was recorded. Suguo succeeded in maintaining its market share and optimized its distribution network through active business

Other Retail Stores

As at the end of September 2006, the Group's chain of retail stores consisted of 5 Chinese Arts & Crafts中藝 stores in Hong Kong and 36 CR Care華潤堂 stores in Hong Kong and the Chinese Mainland.

Turnover of the other retail stores segment for the third quarter and the first nine months of 2006 amounted to HK$163.8 million and HK$487.3 million respectively, representing an increase of 11.6% and a decrease of 3.3% from that of 2005. Attributable profit for the third quarter under review was HK$3.9 million, compared to a loss of HK$1.0 million in the same quarter of 2005, while attributable profit for the first nine months of 2006 amounted to HK$19.1 million, representing a decrease of 24.7% from the corresponding period in 2005.

Overall decline in turnover was primarily due to the closure of CRC Department Store in Whampoa in April 2005. With an increase in turnover for the quarter under review largely from business promotion associated with re-opening of a relocated store at Pacific Place in June 2006 and a store in Central in August 2006, Chinese Arts & Crafts中藝 reported slight improvement in profitability for the first nine months of 2006.

Ongoing product mix enrichment to capture increasing demand for health food and traditional Chinese medicine, amidst rising health awareness amongst the local community, contributed to an improvement in gross profit for CR Care華潤堂 stores during the first nine months of 2006. However, with the increase in store rentals and staff costs, the operation reported loss for the first nine months of the year. With successful re-branding of its former store-in-store format to a stand-alone CR Care華潤堂 stores, together with the development of its own branded products, improvement in overall profitability is anticipated.

Beverage

The beverage division reported turnover of HK$3,319.5 million and HK$7,664.1 million for the third quarter and the first nine months of 2006, representing an increase of 36.2% and 35.8% over that of 2005. Attributable profit was HK$150.8 million and HK$226.3 million for the third quarter and the first nine months of 2006, representing an increase of 15.7% and 18.9% over the corresponding periods in 2005.

Sales volume of beer rose by 32.1% to approximately 4,345,000 kiloliters for the first nine months of 2006, including an outstanding organic growth of 24.5%. Superior growth and market share increase were experienced in Sichuan, Liaoning, Anhui and Beijing/Tianjin regions. These were mainly contributed by considerable investment in the "SNOW" sales distribution channels and direct points-of-sale to end-consumers during the period under review. Market demand was further driven by the hotter than expected weather in typical peak season.

Our national brand "SNOW" was a huge success in the first nine months of 2006. Sales volume reached 2,435,000 kiloliters, representing 56.0% of the total sales volume and an impressive growth rate of 90.8%.

Increase in costs of raw materials and fuel during the first nine months of the year has raised the production cost per kiloliter as compared to that of last year. With a modest rise in net average price attained by continuous improvement in product mix assortment, overall gross margin remained at 35.0%.

The newly acquired brewery in Fujian commenced production of "SNOW" by the end of June 2006, while our greenfield plant in Dongguan also commenced its first phase of operation in the second quarter of 2006. As Fujian and Guangdong are competitive new markets, considerable investments in market consolidation and business promotion were extended to build popularity in these regions. The loss recorded by the Fujian and Guangdong operations in the third quarter of the year partially offset the contribution of sales volume increment to profitability. Nevertheless, the Group will continue to fine tune its promotion strategies in establishing local distribution network in these markets.

As a strategic move to reinforce the Group's market position in Eastern China and to supplement our existing operations in Anhui, Jiangsu as well as the nearby regions, the Group acquired a 100% interest of 浙江銀燕啤酒有限公司 (Zhejiang Yinyan Brewery Company Limited) and the related brewing assets in 安徽淮北相王啤酒有限責任公司 (Anhui Huaibei Xiangwang Brewery Company Limited) in July 2006. The construction of the new brewery in Harbin, Heilongjiang is in good progress. Its initial phase of construction is expected to be completed by mid 2007. This brewery will mainly be used to produce "SNOW", targeting Harbin and western Heilongjiang, both are identified as areas with strong growth potential in the region.

The Group operated over 40 breweries in the Chinese Mainland as at the end of September 2006. To back up volume growth of "SNOW" and to maintain its competitive advantage, the Group has concrete plans to enlarge the production capacity of certain breweries that have currently reached maximum beer production. Being one of the largest beer producers in the Chinese Mainland, the Group will put in continuous efforts for branded products mix, operation improvement, market integration and expansion so as to capitalize on the growing momentum in the consumer spending in beer in the country.

Food Processing and Distribution

amounted to HK$4,446.5 million and HK$13,508.4 million respectively, representing an increase of 26.6% and 27.5% over that of 2005. Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$13.8 million and HK$132.5 million respectively, compared to a loss of HK$2.2 million and a profit of HK$57.6 million for the corresponding periods in 2005.

The division's regional growth strategies delivered promising results in the first nine months of 2006. Good progress was made on key fronts through new store openings, line-up with franchised stores and acquisitions. Continuous expansion in retail networks helped achieve expansion of market share in target regions. As at the end of September 2006, the Group operated a total of approximately 2,300 stores in Hong Kong, Eastern and Central, Southern and Northern regions in the Chinese Mainland, of which 44% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 54.4%, 26.7%, 13.1% and 5.8% of the division's turnover for the first nine months of the year.

Turnover growth in the first nine months of 2006 was mainly driven by rapid store openings together with an overall same store growth of 6.3%, in particular a 7.5% increase was recorded for the Chinese Mainland. Enhancement in procurement conditions was the result of an increasingly centralized purchase system from improved retail networks, which also strengthened the bargaining power in negotiations with suppliers. The increase in payments from suppliers, which included incentives, store display and promotion income, further improved the overall operating results. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first nine months of the year amounted to HK$590.6 million, representing a 33.3% growth over that of 2005.

The Eastern and Central China operation continued to enrich its highly diversified product mix to make it more appealing to local customers. Improved operational logistics substantially reduced stock-out rates and therefore became more responsive to rapid market changes. A satisfactory same store growth of 7.5% was recorded. Suguo succeeded in maintaining its market share and optimized its distribution network through active business promotion in the media as well as consolidation of operational strategies in the quarter under review. However, Suguo's newly opened hypermarkets, a new store format, still need specific adjustments to drive rentals and shoppers flow, leaving room for improvement in profitability. The newly acquired Zhejiang Cikelong in late 2005 continued to strengthen our market presence in Ningbo, Eastern China and contributed significant profit for the first nine months of the year. To further enlarge the store clusters and optimize resources utilization as a cost effective and rapid growth strategy in Ningbo, the Group started a joint venture with a local supermarket chain in June 2006.

In Southern China, store facelifts, better supply chain management and innovative marketing initiatives delivered satisfactory results. Same store growth of hypermarkets and superstores reached 9.5% and 11.5% respectively. Productivity improvement and cost control initiatives also helped streamline key processes and drove down costs. However, performance of certain hypermarkets and supermarkets, which include the lifestyle store in Dongguan, was still slack in the first nine months under review.

The 32.8% turnover increase in Northern China was mainly attributable to the acquisition of stores in Tianjin and new store openings. However, the operation continued to record net loss in the third quarter owing to head-on competition from foreign retail operators faced by certain existing stores in the region and withdrawal of certain in-store consignment counters. Certain redevelopment works in the areas also affected customer traffic. To improve store sales and profitability, the Group is slowing its pace of expansion in the region, putting in more efforts to rationalize existing stores and its related supply chains, and adopting more competitive pricing mechanism to further boost the fresh produce operations and sales. In addition, the Group entered into an agreement in October 2006 to set up a distribution centre in Beijing for the integration of procurement and logistics network in Northern China.

The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, the Hong Kong operation will benefit in medium to long term.

To cope with prevailing keen competition in the retail market, the Group will focus on new acquisitions and development of hypermarkets and superstores through new store openings and moving into second tier cities in order to raise market presence in the target regions. We will also emphasize standard-sized supermarkets in selected developed cities in order to establish a better niche for this format.

Brand-fashion Distribution

Turnover of the brand-fashion distribution segment for the third quarter and the first nine months of 2006 amounted to HK$380.3 million and HK$1,106.9 million respectively, representing an increase of 5.9% and 10.1% over that of 2005. Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$11.3 million and HK$24.8 million respectively, representing an increase of 123.4% and 3.3% over the corresponding periods in 2005.

The "Esprit" brand continued to deliver strong growth in turnover of 31.3% and 33.9% for the third quarter and the first nine months of the year. Attributable profit for the third quarter and the first nine months of 2006 increased by 50.1% and 34.4% respectively. This was largely the result of existing stores facelifts, new store openings, active business promotions for higher brand recognition, together with enhanced product designs which were complementary to the growth of retail and wholesale businesses. Self-operated stores recorded a same store growth of 22.8% while satisfactory sales growth of franchised stores also helped improve performance of wholesale business. As at the end of September 2006, the distribution network of the "Esprit" brand comprised approximately 700 self-operated and franchised stores in the Chinese Mainland.

Based on the continuous brand portfolio review since the last quarter of 2005, the Group has determined that distribution of certain brands will cease upon the expiry of the distribution contracts and certain brands considered to have limited development potential have been pulled out. Clearance sales and successive store closures in the first nine months of 2006 impacted the overall profitability of the segment.

increase in costs of raw materials and fuel during the first nine months of the year has raised the production cost per kiloliter as compared to that of last year. With a modest rise in net average price attained by continuous improvement in product mix assortment, overall gross margin remained at 35.0%.

The newly acquired brewery in Fujian commenced production of "SNOW" by the end of June 2006, while our greenfield plant in Dongguan also commenced its first phase of operation in the second quarter of 2006. As Fujian and Guangdong are competitive new markets, considerable investments in market consolidation and business promotion were extended to build popularity in these regions. The loss recorded by the Fujian and Guangdong operations in the third quarter of the year partially offset the contribution of sales volume increment to profitability. Nevertheless, the Group will continue to fine tune its promotion strategies in establishing local distribution network in these markets.

As a strategic move to reinforce the Group's market position in Eastern China and to supplement our existing operations in Anhui, Jiangsu as well as the nearby regions, the Group acquired a 100% interest of 浙江銀燕啤酒有限公司 (Zhejiang Yinyan Brewery Company Limited) and the related brewing assets in 安徽淮北相王啤酒有限責任公司 (Anhui Huaibei Xiangwang Brewery Company Limited) in July 2006. The construction of the new brewery in Harbin, Heilongjiang is in good progress. Its initial phase of construction is expected to be completed by mid 2007. This brewery will mainly be used to produce "SNOW", targeting Harbin and western Heilongjiang, both are identified as areas with strong growth potential in the region.

The Group operated over 40 breweries in the Chinese Mainland as at the end of September 2006. To back up volume growth of "SNOW" and to maintain its competitive advantage, the Group has concrete plans to enlarge the production capacity of certain breweries that have currently reached maximum beer production. Being one of the largest beer producers in the Chinese Mainland, the Group will put in continuous efforts for branded products mix, operation improvement, market integration and expansion so as to capitalize on the growing momentum in the consumer spending in beer in the country.

Food Processing and Distribution

The food processing and distribution division reported turnover for the third quarter and the first nine months of 2006 of HK$1,628.5 million and HK$4,517.2 million respectively, representing an increase of 16.0% and 6.5% over that of 2005. Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$121.4 million and HK$335 million respectively, representing a corresponding increase of 38.2% and 0.1% over the same periods in 2005. Excluding a HK$59.4 million gain on disposal of an associated company in 2005, attributable profit of the division for the first nine months of 2006 increased by 21.7%.

Foodstuff distribution operation reported a moderate growth in profitability for both the third quarter and the first nine months of the year. The "Ng Fung" brand of high quality fresh meat continued to be highly recognized in light of growing concerns over food safety and quality and the determined efforts in strengthening the distribution channels. Ongoing enrichment in product mix to meet the trends of customer demand, coupled with vigilant expansion of sales and distribution network for frozen meat business contributed to the business growth of the division.

For the period under review, sales volume of the marine fishing and aquatic products processing operation rose by about 6% through effective branding and marketing in the overseas markets. However, the record high fuel prices impacted on the overall gross profit margin of the operation. Regular on-site review of fishing fleet fuel utilization and staff training on cost saving measures were highly advocated to keep the production costs under control.

Ng Fung Foods (Shenzhen) Co., Ltd.五豐食品（深圳）有限公司 reported satisfactory profit contribution for the first nine months of 2006. This was achieved by proactive expansion of fresh meat sales network, effective operating cost control initiatives in pig sourcing, slaughtering and fresh meat production as well as the effective launch of promotional campaigns. Its brand "喜上喜" was recognized as one of the most well-known brands in Shenzhen. Backed by its competitive edge in pig sourcing, slaughtering and fresh meat production, the operation gradually increased supply of its meat products to the Group's supermarkets in Southern China at low cost.

The meat processing center in Shanghai, which commenced operation at the end of last year, has increased its slaughtering volume and reported improvement in contribution for the first nine months of the year. Effective promotional activities carried out by the operation raised the popularity of its brand "五豐上食". Initial sales network was established in Shanghai market with nearly 1,000 sales outlets including those in supermarkets and specialty shops. Stringent cost control initiative drove down operating costs, which in turn increased profitability.

Textile

Turnover of the textile division for the third quarter and the first nine months of 2006 amounted to HK$1,203.3 million and HK$3,329.5 million respectively, representing an increase of 8.8% and 5.2% over that of 2005. Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$13.4 million and HK$54.4 million respectively, representing a decrease of 47.0% and 32.8% from the same periods in 2005.

Turnover growth was mainly driven by a boost in export sales of high-end products, namely MAKO yarns and nylon HOY, FDY yarns under robust market demand. Product mix enhancement, as a result of technology upgrade, contributed to a 15.7% increase in average selling prices of yarns.

In addition, cotton costs were under effective control with more economic usage of cotton mix for production during the first three quarters under review. The gradual shift in the use of imported cotton from 17% to 39% in the total mix has significantly reduced the raw material production cost of high-end products.

Nevertheless, suspended production of certain relocated factories and a material workers' compensation incurred for redundancies of one of the factory workforces altogether lowered the profitability of the textile division. The dyeing business still underperformed in the first nine months of the year. The increase in electricity prices in July 2006 also added to the cost pressure of the division.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Safeguard quotas have been re-imposed by the United States and European Union on specific categories of textile and garment products since mid 2005. Excess production capacity in the mainland market resulted from the earlier massive investment in fixed assets in the industry has exerted a general downside pressure on textile products. The operating environment for export sales will continue to be challenging in the next few years.

Moving forward, our focus will be primarily on product mix enhancement for products with high added values and more self-developed brands. Investment will be carefully made to the production of MAKO yarns and nylon HOY/FDY yarns in the future to improve our competitive advantage in the industry.

Investment Property

The Group's investment property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover for the third quarter and the first nine months of 2006 of HK$88.3 million and HK$259.6 million respectively, representing a corresponding increase of 15.0% and 16.0% over that of 2005. Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$81.4 million and HK$561.6 million respectively. Excluding net-of-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$398 million (first nine months of 2005: approximately HK$437 million), attributable profit of the division for the first nine months of 2006 increased by 18.9%.

Retail rentals regained its momentum during the period under review after a period of market consolidation in the second half of 2005. On the back of expected further economic growth and increasing consumption expenditure of the local households, retail sales will benefit, thus providing further growth impetus to retail rentals.

Satisfactory rental increases were attained for both new and renewed tenancies. Capitalizing on the favorable retail market opportunities, the newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai has been fully let out and contributed steady rental income. This led to an overall increase in effective rent per square foot and satisfactory occupancy rates of the Group's retail properties portfolio.

There is satisfactory progress in the two mainland mall projects. The mall江門新の城 at Jiangmen, with our supermarket as its anchor tenant, commenced operation in April 2006 and its latest occupancy rate has reached 94.9%. Specific measures were carried out, aiming at further driving up rentals and shoppers flow during the initial stage of the operation. The shopping mall at Xinhui is currently under renovation. Both malls, being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams as well as experience to capture further investment opportunities in the mainland market.

Petroleum and Related Products Distribution

Turnover of petroleum and related products distribution division for the third quarter and the first nine months of 2006 amounted to HK$6,792.2 million and HK$19,043.9 million respectively, representing an increase of 30.2% and 31.3% over the corresponding periods of 2005. Excluding a gain of HK$84.2 million from the disposal of a 10.5% equity interest in a Qingdao joint venture for the first nine months of 2005, attributable profits for the third quarter and the first nine months of 2006 were comparable to those of last year.

The decline in profit from fuel oil distribution and filling stations operation in Hong Kong were compensated by the improvement in profit contribution from gasoil and aviation fuel distribution as well as piped gas operations in the Chinese Mainland. Cost pressure of LPG retailing was partially reduced following the shortening of intermission of price-fixing mechanism from a 6-month period to a 1-month period effective from early March 2006.

With an objective of becoming the largest consumer company in China, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer businesses and to divest the non-core businesses. As part of such restructuring programme, the Group has entered into a conditional agreement in October 2006 with China Resources (Holdings) Company Limited for the disposal of its 100% equity interest in China Resources Petrochems Holdings Limited, which is a holding company of all the Group's piped gas businesses, chemicals distribution businesses and other petroleum related businesses in the Chinese Mainland.

As for the remaining business of the petroleum and related products distribution division, the Group has been assessing the feasibility of various alternatives and in discussions with potential investors which may lead to partial or complete disposal of such business but no agreement has been reached and no timetable has been set.

Investments and Others

Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$116.7 million (third quarter of 2005: [illegible] million respectively (first nine months of 2005: HK$277.3 million).

periods of 2005. Excluding a gain on [illegible]
first nine months of 2005, attributable profits for the third quarter and the first nine months of 2006 were comparable to [illegible] year.

The decline in profit from fuel oil distribution and filling stations operation in Hong Kong were compensated by the improvement in profit contribution from gasoil and aviation fuel distribution as well as piped gas operations in the Chinese Mainland. Cost pressure of LPG retailing was partially reduced following the shortening of intermission of price-fixing mechanism from a 6-month period to a 1-month period effective from early March 2006.

With an objective of becoming the largest consumer company in China, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer businesses and to divest the non-core businesses. As part of such restructuring programme, the Group has entered into a conditional agreement in October 2006 with China Resources (Holdings) Company Limited for the disposal of its 100% equity interest in China Resources Petrochems Holdings Limited, which is a holding company of all the Group's piped gas businesses, chemicals distribution businesses and other petroleum related businesses in the Chinese Mainland.

As for the remaining business of the petroleum and related products distribution division, the Group has been assessing the feasibility of various alternatives and in discussions with potential investors which may lead to partial or complete disposal of such business but no agreement has been reached and no timetable has been set.

Investments and Others

Attributable profit for the third quarter and the first nine months of 2006 amounted to HK$116.7 million (third quarter of 2005: HK$109.1 million) and HK$308.2 million respectively (first nine months of 2005: HK$277.3 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the first nine months of 2006.

CAPITAL AND FUNDING

As at 30 September 2006, the Group's consolidated cash and cash equivalents amounted to HK$7,380.1 million. The Group's borrowings as at 30 September 2006 were HK$8,055.3 million with HK$2,029.7 million repayable within 1 year, HK$5,943.7 million repayable after 1 year but within 5 years and HK$81.9 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 September 2006 amounted to HK$1,700 million. All the borrowings were subject to floating rates. On 15 May 2006, a wholly-owned subsidiary of the Group, together with 16 other banks, signed a 5-year revolving credit/term syndicated loan facility of HK$3 billion, interest bearing at 0.28% p.a. over HIBOR. The proceeds are for general corporate funding and the refinancing of existing indebtedness. The US$230 million convertible guaranteed bonds were fully redeemed upon maturity in May 2006.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 2.6% as at 30 September 2006 (31 December 2005: 14.3%). The decrease in net debt of the Group was mainly resulted from the cash inflow from operating activities particularly the beverage business and the consideration received from exercise of share options. The increase in issued shares resulted in a decrease in the basic earnings per share.

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 September 2006, 23.1% of the Group's cash deposit balances was held in Hong Kong dollars, 51.9% in Renminbi and 23.6% in US dollars; whereas 60.0% of the Group's borrowings was denominated in Hong Kong dollars and 22.2% in Renminbi with 17.6% in US dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

PLEDGE OF ASSETS

As at 30 September 2006, assets with a carrying value of HK$287.4 million (31 December 2005: HK$227.9 million) were pledged for total borrowings of HK$322.1 million (31 December 2005: pledged for total borrowings of HK$248.3 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 30 September 2006.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the third quarter and the nine months ended 30 September 2006 have not been reviewed by the auditors. Shareholders and potential investors of the Company should exercise caution when dealing in the shares of the Company.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 21 November 2006.

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

2 NOV 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 21 November 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.